Filed by General Motors Corporation
Subject Company — General Motors Corporation
and Hughes Electronics Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission file No.: 333-84472

     Set forth below is a transcript of a live conference call that is now being rebroadcast.

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

GM 2nd Quarter 2002 Earnings Release Conference Call
July 16, 2002 8:30 a.m. CST

Introduction: During the presentation all participants will be in the listen only mode. Afterwards, you will be invited to participate in the question and answer session. At that time, if you have a question please press the one followed by the four on your telephone. As a reminder, this conference is being recorded Tuesday, July 16, 2002. I would now like to turn the conference over to Randy Arickx, General Director of Investor Relations. Please go ahead sir.

Thank you and good morning everyone and thank you for joining us as we review our second quarter results that we sent to you earlier this morning. I’d like to first direct your attention to the Safe Harbor language on the first page of the chart set. The content of our call will be governed by that language. I’d also like to highlight that GM is broadcasting the call live via the Internet and that the financial press is participating. This morning John Devine, our CFO and Vice Chairman, will cover Q2 earnings review and provide an updated outlook for Q3 and calendar year as well as discuss a variety of other issues. I should mention that after the presentation portion of the call, 30 minutes will be set aside for questions from security analysts followed by a 30 minute Q&A with the financial press. I’d also like to mention that we’ve got several other executives available to assist in answering your questions. With us today are Eric Feldstein, Vice President Finance and Treasurer; Paul Schmidt, Corporate Controller; Bill Muir, Executive Vice President and CFO of GMAC; Pete Bible, Chief Accounting Officer; Ray Young, CFO of GM North America; and Paul Ballew, Executive Director Market and Industry Analysis. Now I’d like to turn the call over to John Devine.

Good morning everyone, nice to be with you. Overall we had a good quarter. There’s really three topics I’d like to cover this morning, and we might spend a little more time than normal in covering those topics to make sure everybody understands where we are. First of all, we’ll cover our 2nd quarter results. That’s standard. Second, I want to cover some additional updates on some recent topics that have been a discussion item among several of the analysts. I want to make sure that you have our views. We consider this a balance view in particular on Fiat, on Hughes and on the pension status, so there’s some material in this deck that we’ll cover on those issues. Then lastly we’ll cover our outlook for the rest of this year and give you at least a brief view of what we look for U.S. industry number in ‘03.

With that, if you can turn to the second page I’ll start. 2nd quarter highlights, overall financial performance when I say we had a good quarter $2.63 earnings per share. That’s without Hughes and that’s adjusted for special items. $2.43 with Hughes and with the special charge. One charge we’ve taken this quarter, this has been coming for some time so it should be no surprise, it’s the end of life charge for vehicles in Europe, it’s 10 cents a share, 55 million dollars net income. This is actually substantially less than we might have thought some time ago. It is not yet complete. Several countries have not yet enacted the legislation which will trigger the charge. Probably the largest of those would be the UK. We expect that later next year. We don’t expect to have any more this year, but that’s a moving target, so there might be some impact. But as I said before, this is well less than we expected initially. Our revenue is strong at 46 billion adjusted net income of a billion five. I think the major issue and a major plus for us this quarter has been very strong automotive cash flow, which supported both pension and VEBA contributions of $3.2 billion and improved our net liquidity position. I’ll cover both of those in a moment. Market share sales are good. North America, US share improved. Global share stable at 15.1%. Importantly, our U.S. retail and our truck market share continued to grow. A very good story in the quarter on both productivity and quality. This is a U.S. report, but we’re making similar strides in Europe, 4 1/2% improvement in productivity as measured by the Harbor Report. We wound up as the best performing domestic and number 3 overall manufacturer in the JD Power initial quality study a few weeks ago.

Turning to page 3 you can see the numbers for both the 2nd quarter of last year and the 2nd quarter of this year. We started with reported net income, you can see that a billion 448, a billion 292 including Hughes $2.53 and $2.43 respectively. We had one special item, the end of life vehicle charge that I mentioned earlier, 55 million. So GM Excl Hughes is 1,503, $2.63; total GM - 1,347, $2.53. That compares with our views used last year of $1.37 and $1.26. So a nice improvement from the 2nd quarter of last year.

You can see why on page four. This tracks net income by segment. Compares 2002, the middle column with the 2001 numbers, by our regional area. The big improvement is North America. North America continues to be a very substantial driver with GMAC in our earnings story. An improvement from 521 last year to a billion 248 this year. 727, we’ll talk more about what’s driving that in a moment. Obviously volumes is the key driver there, but other things as well. GME has an improvement, we’re pleased to see reduction in loss from 154 to 115, but obviously we’re still losing money in Europe and I’ll talk more about that in a moment. Latin America, given both the economic and the political impacts in Latin America over the last several months, has had an impact. We lost $73 million, that’s down profit last year, a modest profit so that’s a major change versus last year. That area continues to be a problem area. Asia Pacific - modest improvement. GMAC, a very nice return — $431 million versus $449 last year. Given the increase in borrowing cost we’ve had this year, I think that’s a very nice status report on GMAC. Corporate other — is one that I’ll call out today just to make sure everybody understands what’s going on there. It’s a negative 27 compares with a negative 93 in ‘01. Something like our ‘01 experiences are more traditional expectations for corporate other. There’s a number of things in there, as we talked about in the past. The major driver year to year are really two things. A locomotive group is profitable at a nice improvement in the 2nd quarter. There are some things driving that that won’t be repeated every quarter. So that’s a major improvement. The other major driver is a provision we took in the first quarter, a charge we had for incentive compensation that we had in corporate other that we pushed back to each of the regions in this quarter. So that’s about $40 million that is absorbed by each of the regions but the net improvement is in corporate other, so it’s a $66 million improvement driven by those two items. Hughes is [INAUDIBLE] you can see are global wide productions up 143,000 and market share even at 15.1.

Getting into the regions, North America first. On page 5, took you thru the net income number 1,248 pretax of 1,735. Net margin of 4.1%, we’re pleased to see that improvement, that’s a nice gain, production volume up 189,000 — 14%. Market share was also driven by and importantly by a very strong June was up 8/10ths of a point in the US to 28.1. North America is up 7/10ths of a point, and at the same time our inventories are still at a very reasonable level, with 1,048. The key drivers year to year in North America are a couple things. Obviously the production change 189,000. Mix continues to be strong, 54% truck mix in the 2nd quarter. Pricing continues to be negative, that’s a major negative, 1.9% negative for the 2nd quarter but frankly that’s been offset by good progress and material cost and good progress on structural and fixed costs for us. I point out that the structural costs are really net of some volume related manufacturing cost and a number of plants were running on overtime as an example, and by the healthcare and retirement increases we expected this year. They’re all netted in that number. The cost to reenter the market has been very favorable, and between that and the volume, that’s driven a very nice improvement and profitability.

On the next page, page 6, I wanted to just highlight an issue before we got things started on the North American review. You’ll see this in the tab, but we wanted to put it on the first page to make sure everybody saw it. Revenue per unit in North America, this has been a good story, continues to be a good story. The numbers get a little mixed a little different for the 2nd quarter. We wanted to call this out. What it shows is the 2001 second quarter number, average revenue per unit was $20,400 and what we’re showing for the 2nd quarter of this year, average revenue per unit, is $19,400 — a reduction of a thousand dollars. There’s some noise in that number we wanted to talk about and that’s the purpose of this chart. You can see, first of all, the impact of net price is negative, $450 a unit. That’s the 1.9% I mentioned before. Mix has been favorable, that’s a partial offset. Daily rental refleeting and SPO dilution are not things we normally talk about but because they distort the numbers here we wanted to call them out for you since you can explain what’s going on.

Daily rental accounting, and there’s nothing new about this, daily rental accounting has been in place for several years — it does impact when there is a change in volume. When you have a lot of volume fluctuations in daily rental, they can distort the revenue per unit and that’s what’s happened here. We put the [INAUDIBLE] account as the production units going in. But you don’t take the revenue per daily rentals right away, in fact what you do is average them in over five quarters and the bulk of the revenue would be taken when the unit is finally sold. These are take backs from the daily rental companies. The impact on the quarter versus the 2nd quarter of last year is a negative $725. So that will come and go, but because of the refleeting daily rental volume had been very low in the 1st quarter, and a number of the rental companies are now adding fleet, so volume is increased. That’s added production initially, but the revenue will come later is the point.

On SPO, this is our after market sales has been a very strong business, but it’s relatively flat. SPO revenue for us runs about $8 1/2-$9 billion a year. It’s relatively flat, so as North American production units change quarter to quarter you can get some distortions and looking at average SPO revenue per unit. And what that does this quarter is it distorts it by about $250 per unit because of the high production relative to last year. So washing those both out, you can see that in fact what’s happened in revenue per unit, versus the 2nd quarter of last year, it’s about a push, down from net price, it’s up for mix daily rental refleeting and SPO dilution are really separate issues and are not really part of this analysis. The memo at the bottom is helpful I think if you look at what’s happened with revenue per unit over the last several years. This has been a good story for us, we’ve mentioned this to you I think a couple times. Revenue per unit has been growing about 4% a year, that’s including negative pricing, but a nice story up 19,019 in 2001 calendar year. If you look at the average of the first six months of this year, we’re about 19,003. That’s an average of the 1st quarter and 2nd quarter, without daily rent or SPO. It’s about $200 a unit higher than last year, so obviously the improvement is not what we would have seen or have seen in the earlier years but we’re still getting some improvement and revenue per unit as we launch our new 800 [INAUDIBLE] trucks, which have been facelifted and are going through a very serious launch right now, we’d expect to have some improvement on revenue per unit later in the year. So, a lot of time on that issue and I want to make sure that each of you have the facts.

On page 7 I think is the real story in North America, and that’s the continuing momentum story. We’ve compared here 2 columns of the ‘01 with the first 6 months of ‘02, and if you look at market share or the quality factors that we call out below there, you can see the story is a very good one. Continued strength in U.S. market share 28.2, 27.9; Canada up a little bit; Mexico up quite a bit; and the quality of U.S. share, retail market share, has come up quite a bit 27.7, a substantial improvement for us. Retail mix, daily rental mix, truck retail market share, truck is a percent of total. However you cut it, we think the quality of the U.S. share has been a very good story and that story continues. If you look at it on a North America pretax profit per vehicle, you can see that the result of that is more than a doubling of the per unit profit, so this is a very good story. What we do not show in this page, and we don’t disclose these data but our variable margins, our contribution margins as we call them inside the company, have also improved from the first six months of last year to the first six months [INAUDIBLE].

Turning to Europe on page 8, this story is not as good as North America. No change [INAUDIBLE] from what we’ve been before. Results are better than they were last year, but we’re still in the lost position and we still view this as an area of unacceptable performance. The loss for the quarter was $115 million net income, production volume was down 34,000 about 7%. The market share was down about 7/10ths of a point, this has been a continuing problem evidenced most directly in Germany and to some extent the UK. The encouraging part about our performance here is the Olympia project continues to pay dividends for us. We’re getting cost opt [INAUDIBLE] material cost and structural cost. The Fiat venture on purchasing is also helping here in getting material cost down, so the cost side is encouraging and we’re making good progress. The problem we’ve had in Europe is volume, both market share and industry is softer than we expected, and would like to see and that’s putting a lot of pressure on profitability. So better than we did last year but certainly not acceptable yet and this leads us to conclude we still have more work to do to improve our result in Europe. I’ll talk about the outlook in a moment on Europe.

Latin America there should be no surprise here but the combination of the political unrest and the economic impact in Argentina and recently Brazil and Venezuela has really impacted our results in the 2nd quarter. We have a loss of $73 million, we made a modest profit $31 million last year. You can see there’s some reduction in production volume, we’re going to be ramping down probably more in the coming months. Our market share has held up, so despite a very tough and competitive environment and the loss that we’re working hard to offset our market position continues to be very strong in Brazil, Argentina and Venezuela, you can see that’s evidenced by our market share in those markets. This is one we’re working on very hard, we have some work to do on the cost side. We don’t expect the economy or the political situation to change dramatically or quickly, so we really have to get some significant cost out of these markets in order to narrow this loss and that’s what we’re working on right now.

Page 10 to Asia Specific. Profit of $39 million. You can see that’s driven by our equity interest. The pretax income loss, just to call that out for a moment, is a negative 31 compared to a profit last year. There is some noise in those numbers. There’s a number of individual actions, there’s no major actions driving it. It’s really a number of items. It’s some initiatives we’re doing in GM Japan, some initiatives in China. Holden is getting some impact because of the amount still plenty active GTO program. We’re picking up the initial cost for the Daewoo program. We don’t yet have Daewoo results in these numbers. This is really the cost side in terms of putting the deal together and maintaining our group. That’s being picked up here as well and that’s all a negative 31 million. The biggest piece of the 61 million in equity earnings the biggest improvement year to year I should say, is driven by Isuzu which was in the 2nd quarter of last year. As you might recall, we wrote down the remaining equity we had in the Isuzu of that time. So we’re no longer incurring any of Isuzu’s losses but we had it last year. It’s out of the numbers this year so it’s an improvement. We’re also getting a nice improvement in Shanghai. GM Shanghai, our venture in Shanghai, has been a very profitable one. We had a nice improvement this quarter, we’re very pleased with the results we’re a volume strong and operationally it’s very strong. Production volume a little improvement from last year and the shares about the same.

GMAC, I know a lot of people expected the GMAC results to tumble quite a bit given the increase in borrowing cost. That hasn’t happened, I think the strength of GMAC is continuing to show and show well. It’s diversity of earnings is helping a great deal and the financing side, we’re down 13 million, obviously borrowing spreads hurt here and we’re getting some increase in higher credit losses which we concur with you but in a nutshell, the higher credit losses are really driven by severity and not frequency. What that really means is the cost per unit of a unit that we have to take back given some of the market issues is higher than we expected, but we’re not getting an increase in delinquency. So that’s held up very low so all in all I think our financing operation this includes the major piece of our business has held up very well.

Insurance operations are down by 15 that’s really driven fully by the absence of capital gains reflecting weak equity markets. Our underwriting results continue to be good. Mortgage operations are up 10, this is a nice recovery there. Very substantial volume improvement in our mortgage operations as you would expect in this kind of environment both the residential and commercial mortgage side. The offset of that is giving the what’s happened on the prepaid is a reduction of value of mortgage servicing rights given the specific continued high level refinancing activity. We’re being as conservative as we can on the mortgage servicing rights and that’s all in that $10 million change net $18 million reduction from last year but make all in all a very good result at GMAC.

On the next page we get into a net liquidity which obviously is a very important area for us, one we’re watching very closely and I think the results for the 2nd quarter are very strong. Now this takes us back to the end of last year, that first column there is 31 December of last year. You can see we had cash at that point, time of 11.5 and 10.5 billion of debt so net liquidity of 1.0 billion. Cash flow in the 1st quarter was a 1.3 billion, I should point out that that’s net cash flow. It includes things like dividend outflow, that’s all net of the number. So by the end of the 2nd quarter and end of the 1st quarter rather, we were at 17.3 and 15.0 debt. 2.3 billion dollars in net liquidity, I should point out that that includes the convertible and the debt fields we did in the 1st quarter but they added cash but also added debt so they did not improve our net liquidity, but they did improve our cash position. In the 2nd quarter you can see the impact on net cash flow with 3.5 billion, very favorable driven by a number of things, cash earnings, managed working capital, pension old [INAUDIBLE] liabilities where the liabilities are ahead of the cash outflow. So a number of things that have locked into that. We’re very pleased with the result frankly, it’s a little better than we expected and what it has permitted us to do is fund some of the U.S. pension and VEBA issues a little earlier this year than we expected. We took an action and the last couple of months to put $2.2 billion into pensions and another billion in the last month into our VEBA [INAUDIBLE] contributions and despite those actions we can still improve our net liquidity by 3/10ths. So you can see at the end of the second quarter our net liquidity’s up to $2.6 billion.

Turning to page 13, I think many of you recall that early this year we had initiative to strengthen our balance sheet and do it a number of different ways but the net was to generate about 10 billion dollars in cash. We announced that as part of the road show in the earlier part of this year. Obviously the convertible offering was $3.7 billion that’s done and helped a great deal. The debt offering, series of debt offerings to 9/10ths and then the automotive cash flow. This is the 1st quarter in the 2nd quarter that I just showed you. That’s a total to date of $9.4 billion. So we’re up to a fast start against the $10 billion. We have further opportunities, I don’t want to suggest that the automotive cash flow from the 2nd quarter is repeatable every quarter. It is not. It’s a very significant improvement in the 2nd quarter that’ll be tougher to come by for the rest of this year. But we have other opportunities through Hughes, GMAC so [INAUDIBLE] sales we continue to work on that we believe will take us well above the 10 billion dollar target we set for ourselves.

The second thing I’d like to cover today is really to respond to a number of issues that had been raised individually. We thought we’d cover it on the call cover three hot issues and to give you what in our view was a balanced view, tell you what we know and what we don’t know and obviously give you a chance to ask some questions on the areas we don’t cover. So we’re covering just a little more detail than we normally would. The Fiat update is not new news with the exception of one item I’ll cover in a moment. I think everybody understands that Fiat Autos announced restructuring plan to address the considerable revenue and cost challenges. It is important to point out though that we are getting meaningful cost savings from our present relationship with Fiat Auto on the power train side, but as you know we have a purchasing joint venture, and that’s helped us on the material cost side in Europe quite a bit. One thing that all of this is the reason we did the deal in the first place. Again this is a couple years ago so time passes and we forget why we did the deal. The reason for the deal is the same as it was back then. While there are some near term challenges with Fiat Auto and we don’t mean to underestimate those, the combination of GME and Fiat Autos still presents an opportunity for longer term value. That was driving the initial deal back in 2000, we continue to believe it, and obviously we’re still struggling with our results in Europe so we need something on longer term basis to improve our cost position and approve our overall market coverage. The point I would make though next though at this point in time we have no plan to acquire all of Fiat Auto. We have 20% today I think as most of you know. Outside of Fiat’s possible exercise of the put that timing gets initiated in January ‘04 and runs to ‘09. So I want to emphasize that while we continue to think this opportunity is very promising, we have no current plan to exercise it and it’ll be Fiat’s call to exercise the put which would begin in ‘04.

On the next page I want to update on a couple things. First of all, I think if people were aware of the valuation issue, I want to make sure that people understand the timing issue of the Fiat does exercise the put, the earliest it could be exercised would be January ‘04. It is likely to require 9 to 12 months to close given regulatory and antitrust issues, so it would be late ‘04 or early ‘05 before the deal could become consummated. We obviously plan to be ready financially and operationally, we’re looking hard at this. The timing is some time off but we plan to be ready both financially and operationally. And again I think it’s important to pay to point out that we’ll pay no more than fair market value at that time and that’s obviously going to be a subject of debate, but I think it’s important to realize that fair market value would be based on market performance and expect a performance at the time of the deal. New information that should come as no surprise to many of you that we’re commenced to review to determine the appropriate carrying value of GM’s $2.4 billion investment in Fiat Auto. This goes back to 2000 so it’s a lot of things have happened during that time. We’re looking at the probability of a significant write-down of our investment in Fiat Auto for the 3rd quarter of this year. This should be a noncash write-down I should emphasize. This should not come as a surprise to many of you given what’s happened in the market. The $2.4 billion were done with our best effort at that point in time but I given market conditions today I think it’s very appropriate first to look at this again. That’s what we’re doing. We don’t have a number yet, it’ll be done closer toward the end of the 3rd quarter but as soon as we have that we’ll take you through that at the 3rd quarter, but we wanted to give you some indication that we’re working on this and this will happen as part of the 3rd quarter.

Let me turn to Hughes/EchoStar. First of all I think most of you have seen the Hughes results. They announced them yesterday. Had a good quarter. There are market and operation performance tends to be has been good the last several quarters. They outperformed the revenue. Remember the revenue improvement was 11% for the quarter, did a little better on the EBITDA side, a little less than what was expected on net subscriber growth. I think they were a little ambitious on that in the prior call but overall I think a very good performance from both DirectTV and Hughes overall.

As far as the merger is concerned there’s progress. We announced last week that we’ve secured tax free ruling from the IRS. That’s a major milestone for us. We’re in the process both ourselves, Hughes and EchoStar of preparing a number of materials for distribution to shareholders. Revised S-4 was filed last week. The SEC review process is on track, no major issues at this time. And on the regulatory approval, meetings with the DOJ and FCC, have been extensive and been ongoing and they’ve been constructive. We believe the regulators have focused on the merits of the case which is all we can ask and we continue to expect regulatory approval and transaction closure before the end of the year [INAUDIBLE].

We are consistent on this approach. That we think we can get this deal done. We continue to believe that’s the case. We’re not seeing anything right now that would change our mind from our initial start point. Just to give you an idea on the economics, on page 17 our economic interest in Hughes is about $4.2 billion. That’s down from when we did the deal obviously as the market has declined. That’s based on a Hughes share price, closed last night at about $10. A merger exchange ratio, the .73 that we’d agreed with EchoStar implies a further 20 to 25% premium over this present price. Based on the recent EchoStar stock trading range, I think people need to realize that. And the reason for the merger today is really the same as it was when we announced it. We expect this merger to create significant cost savings and revenue synergies and strengthen the combined companies competitive position. It was important when we announced the deal, we thing its very important, if not more so today, and we think that also will impact the value of these companies on a go forward basis. So that’s what we know on Hughes.

Let me tell you where we stand on pensions. U.S. pension fund status which, I know, gets a lot of discussion, a lot of speculation and we wanted to reduce the speculation here and give you some more information as best we can. And I’ll talk about some specifics and then open up to your questions. Obviously our pension asset portfolio has been adversely affected by the equity markets over the last couple years. I think everybody realizes that. If you look at where we are to the first half of this year on our U.S. pension asset return, we are about we are about a minus 3%. Not if you looked at just the S&P index, it’s worse. It’s about a minus 14% at year half and has gotten worse since the last couple weeks. It’s down about 20% now. At least it was at the end of last night. But our minus 3% is significantly better then, say, the S&P performance in the first half of the year. And that reflects the fact that we don’t have all equities. Our U.S. equity exposure is well below 40% and we have about another 20 points in equities outside the U.S. Bond portfolio and real estate portfolio help to mitigate some of the action that’s the negative action that happened in the equity market over the last several years. If you look at our asset values at mid-year and they remain roughly unchanged between mid-year and end of the year, we think there’s a reasonable shot at coming close to break-even. If the interest dividend income earned on our pension assets for the remainder of this year would bring the full returns close to break-even. I emphasize that is not a forecast. We are not able to forecast this market any better the rest of you, but certainly I think its important to recognize: Don’t just look at the change in the S&P index and correlate that with our pension plan. There are some offsets.

If you turn to the next page — 19. You say that this year is a zero percent year, and no further pension contributions. That’s beyond the $2.2 billion we have already put in early this year. So if we just stop, if we assume zero return, we’d assumed we put the $2.2 billion in, which is already in there, what would our underfunded position be at the end of this year. Our best estimate today, that’s about $12.7 billion underfunded. That compares with last year at 9.1. So an uptick but not a significant uptick from where we were. That’s with the added cash of $2.2 billion. This would increase our pension expense for next year by about $500 million after tax. You might recall we went through this same issue last year. We added about $1 billion pre-tax, about 6 or 7 hundred after tax to the cost structure this year and we offset this year. Now the two things I would point out before we get into next year, it’s a long way between now and there, but our actual year over year expense, we expect to be mitigated by additional contributions between now and year end 03. As we generate more cash in the business, as we get the Hughes deal done, our flexibility to put more cash into the pension and VEBA fund will improve and that’s our game plan. We have been very direct about that. Also, any net increase in pension expense next year is expected to be offset by other structural cost reductions. We did it last year, our plan would be to continue to do it. You can’t do it forever obviously, but our plan is to reduce structural costs period. And we have to do it with or without pension cost increases or healthcare increases.

I want to be very specific on two issues on pension funds which is the next two charts. First of all on page 20 — our future funding requirements. We have talked about 02, we’ve talked a little bit about 03. Really want to take the horizon out for the next five years and look at what kind of funding requirements we’d have and a little more on what the expense would be on the following page. As I mentioned, in April of this year, we contributed $2.2 billion into the fund. Our existing unfunded pension liability will clearly require GM to make significant contributions to the funds over the long term. We have been very direct about that, very upfront about it. If you assume for a moment that we get a 10% per annum return in the following years, not 02, but in the following years. Then our PBGC funding obligation to 2007, the next five years, would amount to about $6 billion in present value terms. At the 10% return, to meet the funding obligations for PBGC, that would be about $6 billion, we’d still be underfunded I would point out. But our cash requirements are probably significantly below what a lot of people have been guessing. If you assume that the pension fund generates an asset return on a go-forward basis of 8% — zero this year, 8% on a go-forward basis, then the PBGC funding obligations thru 2007 would amount to about $9 billion in present value terms. In either case, we expect no more then $2.5 billion of that amount would be necessary by mid-2004 to meet both the ERISA and PBGC’s funding requirements. Both are very important to meet and we plan to meet those at the very minimum. So, want to make sure that people are aware of the cash flow impact that the pension will take more cash. We’ve been very upfront about that, but we wanted to mention at least what the requirements would be going forward. Just one brief word on the returns. I’m not here to justify one return versus the other. We’re at 10% right now, I think people realize that. We based that on an analysis we did at the end of last year. Based on a recent history, we’ll look at again at the end of this year and we’ll see where it goes. But we will be very direct in what our future pension returns going to be. If it’s to some extent going to be what it’s going to be, our issue is to generate the cash from the automotive business to do what we have to make sure our pension fund is fully funded.

On the expense side, just to cover that one more time as well, again our pension expanse is going to have an impact on our earnings over the next couple years, There’s no question about that, we’ve been very clear about that. First thing we plan to do is manage that pension expansion with significant contributions to our pension plan through operating cash flows, the Hughes monetization, GMAC, other asset sales. In the extent net increases of pension expense are incurred over the coming years, we plan to offset such expense with other cost reductions We did it last year, our plan will be do it again next year. Despite our current adverse trend in pension expense, I want to be very clear on this, GM remains committed to reducing their overall structural cost base in North America as well as other parts of the company as well. We also are firmly committed to still achieve our $10 earnings per share that we shared with you by the middle of this decade. We laid that out earlier this year, our game plan in meeting that target has not changed.

Page 22 — The outlook continues to be good. So that the third quarter we are looking at a vehicle industry of about 16.5, possibly a little more in the U.S. and I’ll focus here primarily in the U.S. Production estimates, 1,245 for North America. GM total 1,895. Earnings at 90¢ without Hughes, 80¢ with Hughes. The earnings are obviously getting tighter. There is a lot of pressure on earnings, but we think we can continue to perform. We believe we can still make the $6 despite Europe not doing as well as we would like and additional pressure points in South America. We still believe the 90(cent) is real and the $6 can be achieved for the full year. In July, and I’m sure you will have some questions about that, and Paul Ballew is here to answer more of those if you’d like. July is looking good. We’re off to a strong start both for GM and for the industry.

Quick update on 23 — our outlook for 2003. It’s to early to give you an earnings number. We’re still doing a lot of work on that, but I know there’s a lot of concern about are going to drop off the cliff here in North America given a very uncertain financial market that we’re in today. And our answer is no. We see 03 to be very much what 02 looks like today in a U.S. industry of mid- to high sixteens Despite a lot of concern, despite the financial turmoil in the markets right now, we are not seeing any change in that view. Our view continues to be 03 will look a lot like 02, which in fact in our mind was a very good year.

Last page and 24 — just to give you an update on our priorities and targets. I won’t spend a lot of time on this. Obviously we’re on track on the $6. I’m not going to suggest that’s an easy one. It’s tough. The third quarter number as well as the full year number are very tough, but we are focused on it. We have been achieving it, we’re achieving it primarily through North America and GMAC. We have more work to do there, but we are still on track in our view. Cash flow continues to be strong. Growth share in all regions — no change in that. I think based on our second quarter results we’re feeling pretty good about where we are. Regional sector income targets — we’ve changed Europe from a yellow in the last quarter to red. No backing off in our commitment to improve Europe as quickly as we can. No backing off of our cost commitments in Europe. But given that the volume is coming in lower because of lower industry and lower market share, we’re now showing that’s going to be a red in our ability to achieve a loss of 350. We are going to do better then last year certainly, but not as good as we hoped against the 350, and we want to highlight that to you now. [INAUDIBLE] given the economic and political uncertainty, we’re showing red. AP continues to be positive. No change in the other metrics.

With that let me stop. This is a little longer deck then we normally cover. And we’ll turn it over to you for questions.

[INAUDIBLE]

Our first question comes from Michael Ward with Saloman Smith Barney. Please go ahead

Good morning, John. Good morning everyone.

Good morning.

Q.	A couple of things. As it relates to your structural costs, are you on target to basically offset some of the health care pension and other costs that are increasing with your structural cost reductions in North America? And then secondly, the capital expenditure looked light in the second quarter. Do you have a target for the year for a total including Hughes, or is the 7.1 that you’re targeting that’s just automotive. And, then lastly, do you have, can you quantify into the change with Isuzu and maybe some of the other joint ventures you have?

A.	Yeah, the structural costs were on track, good quarter. We are offsetting the pension and offsetting the health care increases we had this year. As I recall that the forecast we gave you at the beginning of the year is about 1.4 billion or so for both pension and health care pretax for doing that, so structural cost is coming in very strong in both the good side, in both North America and in Europe. Capital spending, that 7.1 is automotive. Hughes is actually doing a little better than the forecast and appropriately so, but we’re coming in [INAUDIBLE]. It was light in the second quarter, but we have some more launches coming in the third and fourth quarter so we still expect the 7.1 to be on track. I don’t see any change in that. You might recall that we cut that by a billion or so from the one rate that we had been looking at last year, so this is a significant reduction. And when we set it, and it frankly still is a tough target. We have a lot of product packed into that number. In the case of Isuzu, nothing new to report. They’re continuing to lose money. I think you saw that no longer reflected on our results, were working with them while they said they have a lot of restructuring, a lot of work to do. So we’re working with them and as soon as there’s anything to tell you we will.

Q.	Now but what was their lost last year? Was that the biggest chunk of that swing?

A.	Yeah, yeah, they lost [INAUDIBLE] forty-seven in the second quarter of last year so that’s in the Asia Pacific number. And it’s zero this year.

Q.	Ok, and you had some other positives with some of the other joint venture partners?

A.	Yeah, the other big one was in the case of Asia Pacific, was Shanghai. That’s a nice improvement. There’s a volume there, China’s actually had a very nice year. Volume’s up, profitability’s up, it’s a nice venture.

Q.	Ok, thank you John.

Our next question comes from John Concesso with Merrill Lynch. Please go ahead.

Q.	Thank you, good morning John.

A.	Good morning, Jeff.

Q.	Three quickies. First, on cash flow, can you put an order of magnitude around potential acts of sales of the GMAC dividend? Are each of those billion-dollar plus kind of items?

A.	I think we said initially from some of the guidance we gave the asset sales was a billion, in the neighborhood of a billion. GMAC dividend, we’re probably gonna get something, probably less than we expected initially, because their balance sheet has grown a bit because of the strong retail contracts they’ve put on this year given the strength of our business in North America.

Q.	And secondly, on health care inflation, are you still on track to do about six percent for this year?

A.	Yeah, the underlying trend this year, our assumption is, as you might recall was six percent. We had a number of initiatives in place. That does not happen naturally in this environment as you know. A number of initiatives to get it down to six, and I look at it once a month, and we’re on track.

Q.	Finally, can you tell me what the VEBA balance is now and what it was at the end of the second quarter last year?

A.	I wanna say six at the end of the second quarter. It’s up to seven now? Yeah. Just shy of seven. Yeah, just shy of seven. It was pretty close to that I think at the end of the second quarter last year. Yeah, we withdrew 1.3 billion last year and we’ve added a billion. Yeah, so we’re about to where we were, John.

Q.	Thanks John, thanks Eric.

Our next question comes from Gary LaPeetis whose from Goldman Sachs. Please go ahead.

A.	Sorry about the name, Gary.

Q.	Thanks guys, good comprehensive slide/deck. A strong start in July, you mentioned, John, and maybe this is for Paul Ballew but when you say strong start, is that something that’s sort of consistent with what you saw in June and therefore is there any cause for concern that we’re seeing similar results July versus June even though, you know, we went back to zero percent financing?

A.	While we always worry about it, Gary, as you know, every day, but I think it’s off to a good start, very much like June. Let me ask Paul to give you some additional flavor.

Yeah, Gary, we’re actually off to a stronger start both from an industry standpoint as well as from the GM perspective. We would expect a normal seasonality between June and July to kick in and we haven’t seen that. So on a relative basis, stronger performance early in July. We’re seeing it in the key areas of our business in particular, and mainly on the truck side, so because some of the car dealers we’re talking to are not seeing that, but maybe they’re just the wrong car dealers.

You ought to talk to some of ours.

Q.	Well, I thought I was! Did North American tax rate look a little low, or am I just not calculating it properly?

A.	The overall tax rate was twenty-nine. I don’t have the North American rate in front of me.

Q.	Yeah, it’s like twenty-one or something.

A.	There shouldn’t be anything unusual in there.

We’ll double check that for you, but twenty-nine is our overall tax rate in line with the guidance we gave before.

[INAUDIBLE] here was lower because income was lower and the tax credits had a different effect last year.

Yeah, it should [INAUDIBLE] around twenty-nine percent.

Q.	Ok, now this North American revenue per vehicle issued, is this something that’s gonna dissipate away in Q3 and Q4, i.e. we expect to see higher revenue per vehicle?

A.	We hope to. We have a big change I think as you know, a major launch we had this year was on our trucks, our eight hundred trucks. A lot of plants, a lot of product and that hurt our second quarter production capability on pickup trucks in particular. So we’d expect that to bounce back in the third quarter.

Q.	Yeah,

A.	It’s hard to forecast this to some extent, Gary, but I think because there’s some noise in [INAUDIBLE] that memo we showed on the page where you can see it year by year will take the [INAUDIBLE] We’ll show this page in the future so you won’t have to guess at it and you can get a clearer picture of what the number is.

I think the surprise to some, perhaps, is that [INAUDIBLE] is costing us some revenue clearly, but right now it’s been offset by mix and we’ve been holding our own in a tough environment which is pretty good.

Q.	You mentioned, and this will be the last one, but you mentioned severity of losses as opposed to frequency at GMAC, so I’ll assume that’s what you’re getting back on the repossessed vehicles?

A.	Exactly.

Q.	So therefore are we seeing further pressure on off-lease values? I assume the answer is yes, so what are the items which Mr. Finnegan is once again offsetting the issues with? In other words, there are clearly a few negative items in there. What’s he doing to sort of hold the line on earnings?

A.	Well Gary, earnings are down....whether you know this.

Q.	Well yeah, but not maybe as much as we would’ve thought given some of these factors.

A.	Well, it’s just ...in particular on the severity issue yes, it’s totally year over year, so you’ve got to compare second quarter last year to second quarter this year. And so you do continue to see a decline in general in used car prices. For example, our book gain per unit on smart leases was a little over $400 per unit this quarter, 2002, versus $526 last year. So that’s kind of consistent, the two kind of go together.

And volume’s been very good, I think which has helped us.

Q.	Ok, for our purposes what percentage of GMAC’s earnings should we assume get retained for our modeling purposes in the business?

A.	I don’t think we can give you a number right now. We’re gonna look at the balance sheet at the end of the year and see what we can do. We obviously want to keep GMAC’s balance sheet well-capitalized. That’s been a goal for the last several years and we’ve been able to do that. So we’ll take ? and look at it this year.

A.	Ok, that’s great. And by the way if you can send me a form so I can mail you my money and you guys can manage my retirement money. Ok, thank you.

Our next question comes from Scott Hill with Sanford Bernstein. Please go ahead.

Q.	Good morning, congratulations.

A.	Thanks Scott, how are you?

Q.	Good. A couple of questions. In Europe, although the overall market continues trending down, Germany had its first up month I believe in June, and since you have a high concentration there with Opal, any positive signs at all and [INAUDIBLE]

A.	Yeah, I think the Vectra has been well received. We’ve had a reasonably careful production launch I’d have to say. We introduced the car, I think as you know, first in Germany and it’s only been in June that it was introduced in the U.K., but they’ve had production since April. But we have a number of models coming on the Vectra which will be launched over the next year. The sporty version, the GTS is just being introduced now, just got into production, so that’ll begin to catch and then we have some additional models coming after that. I think what we have to do in Germany, we’ve done a number of things to [INAUDIBLE] over the last several years is sell Vectras. We’re off to a good start, we feel good that. I think we have to better on both [INAUDIBLE]. That’s really where the higher volume is and where we have to do better. It’s a tough market. We’ve lost some momentum in that market the last couple of years. We’re not gonna get it back overnight, but we feel very confident that that’ll happen over time.

Q.	So are you guys extending your certified use program, or something similar, outside of the United States and Canada?

A.	No, not right now.

Q.	That’s something you’re looking at?

A.	We look at it, yeah. We look at it all the time. The U.S. program has been well received. Dealers have been happy, we’re happy with it and we think it’s having some impact on our used car market.

Q.	And lastly, I think this is for Paul, you spent a lot of time talking about [INAUDIBLE] in the United States and yet the last several years we’ve seen significant improvement in both Canadian and Mexican markets as well. What’s your current assessment of trend there in terms of light vehicle demand in both of those two?

A.	In the Canadian case, we really haven’t changed our assessment. We’re still assuming the market on a normalized basis is right around 1.6 million units. In the case of Mexico the big wildcard is what’s been happening on the price front, especially at the low end of the market. And so currently we’re assessing the market to be roughly a million-unit market growing to the mid to high million unit plus range, 1.5 to 1.7 million units toward the lighter stages of this decade. So, some upside in Mexico. Canada is outperforming we think a bit above their normalized levels right now.

Q.	Thank you very much.

Our next question comes from Steve Gerski with Morgan Stanley. Please go ahead.

Q.	Good morning everybody.

A.	Good morning, Steve.

Q.	A couple quick questions. John, did you say right off or right down the Fiat thing?

A.	I didn’t say.

A.	Ok.

Q.	We have to do the analysis first before we can tell you.

A.	Are you getting six banks to come up with a value or something like that?

No, Eric and his team are gonna look at [INAUDIBLE]

Q.	Ok, what did you guys say about net price retention in the second half of the year?

A.	We didn’t say.

Q.	Are you gonna say?

A.	No. No, I mean the second quarter was 1.9 as we talked about. It’s obviously ramped up for competitive reasons, Steve. We think it’s not appropriate to give the number out. We’re not gonna get any guidance on it.

Q.	Ok, any sale [INAUDIBLE] or any gain on securitization gains on the quarter?

A.	After taxes there was 29 million. That compares to 48 million last year so from a quality of earnings standpoint it’s an improvement.

Q.	And John, when you say your pension expense would go up by $500 million, that does not assume any change in return on plant asset assumption, is that right?

A.	That would be on top of the 500 I mentioned, Steve.

Q.	So any change would be on top of that 500.

A.	Exactly.

Q.	Ok, alright, thank you very much.

Our next question comes from David Bradley with GP Morgan. Please go ahead.

Q.	Good morning.

A.	Hi David.

Q.	A couple of things. I guess looking at ’03 you’re given us an industry volume outlook, roughly. Earnings, I don’t recall you talking detail about that but I presume you...in order to get to $10 on mid-decade if you’re $6 this year, you’ve got to grown earnings each of the next two or three years, is that right? But you see next year’s earnings up versus this year?

A.	Well, it’s too early to talk about ’03, so I don’t want to give to give any guidance. But obviously if we have $10 out there and it’s out there in front of our minds, that’s our target. We have to do better than $6. Six came in stronger than we expected, as you might recall when we first set the $10 target in place and we started this year at $3 and we took it up a couple increments before we get up to $6. You know, I think this year’s coming in very well. We’re still working on ’03 but obviously we have to do more than that. This is not a place to stop.

Q.	[INAUDIBLE]

A.	By their inventories in fact if anything Paul can add to this we wish we had a few more trucks right now. — If you look where we are at heading into year end, we could be quite below million units given where we expect the industry to be and our performance so we will be in very good shape heading into the first part of next year from a bill schedule standpoint.

Q.	Okay.

A.	Just finished a two week shutdown, I think as most of you know, and that’s put a dent in our production plans for the third quarter. So I think in the health of a lot of our dealers minds if you talk to them would be I like more product, please, and that’s a big request.

Q.	Okay. Then South America the $73 million loss how much of that was economy versus currency? Is currency a big factor here or is the monthly economy?

A.	Well, actually the currency in Argentina in the first quarter we restructured the balance sheet to reduce our dollar debt, but that’s behind us in the first quarter. This is economy.

Q.	Okay, thank you.

Our next question comes from Sol Ruben with UBS Warburg, please go ahead.

Q.	Good morning, to all.

A.	Good morning, Sol how are you?

Q.	Good, thanks. Just a little bit more on Europe. You talked about net price in the U.S. Let’s talk about what pricing is doing to you in the industry and Europe.

A.	Actually, it’s better. Actually, the second quarter was just about breakeven overall, so the pricing pressures in Europe at least for that point in time are a little better than the U.S.

Q.	A breakeven for the second quarter. — [INAUDIBLE]

What about the impact in Europe from the change in anti-law regulations, etc. with respect to dealers? Is that going to impact your business at all?

A.	Well, its an impact. Obviously, that’s been a big bone of contention for the last several years a lot of debate still going on as you know, not done at all. I think the impact to that remains to be seen, and really in terms of dealer points and dealer structure we are trying to get ahead of the game a little bit with our actions in Germany as you know. We downsized a dealer body in Germany. We announced that a couple of months ago and the team is working on that hard. We like strong dealers and it’s very important for our overall business. But the franchise was or rather is changing and they are doing some ups and downs on a monthly basis as you probably know. But it’s too early to see the impact of that now.

Q.	Okay. What does turn the tide in Europe, that you thought you were being pressured because market share keeps going down a factory is not going to be enough to do or make the difference? What will turn the tide and is there any time table on when you think you might actually be able to breakeven?

A.	You know I think be have been very open on that. We set our breakeven plan as next year. We wanted to reduce our loss by half this year that’s the 350 target. We are going to miss that now, but we still want to breakeven next year that has not changed. We will take it as I mentioned to David we are going to look at 03 later this year so it’s too early to talk about that, but we are still committed to breakeven. We are not going to back off that at all. The secret in Europe is no secret. I mean its really two or three things that have to be right. We have to get the product, the brand, the image right, and we are working very hard to do just that, and we have to get our car structure in line. Both of those have to happen for us to make serious money in Europe, but cost without the revenue isn’t going to work. Revenue without the cost is not going work. So we need both. Good progress on the cost this year. I think we are making important progress on the product side. Product pipeline, we are very encouraged about it, but it’s not out there yet, and it’s going to take a little while to get that in place.

Q.	Okay. Final question on the pension. You mentioned and you say that you talk about injections into the pension fund between $6-9 billion through 2007 depending on which scenario you use. That seems to be as demanded by, was required, by PVGC.

A.	Right.

Q.	You think ERISA would demand the same level of funding or would that be less?

A.	PVGC is the more conservative page for us.

Yeah, and there would be legal ERISA minimum, but we have a very significant ERISA credit balance and as a result of that credit balance the ERISA requirements themselves would be significantly lower.

Q.	What would they be under ERISA the 6 and the 9?

A.	Significantly lower. I would have to give you a number, but it is less than this. We took the more conservative approach. This is sufficient to avoid variable rate premiums for the PVGC 6. We would still be under funded, but we want to be above the PVGC minimum. Sol if you look at some of the annual returns filed by the pension plans you will see a very, very substantial ERISA credit balance north of $20 million reflecting the 10s of billion dollars we just contributed in the last decade.

Q.	And does your funding have sort of guidelines remain that you are going to fund the minimum level to keep you in line with PVGC? That seems to be your operation rule.

A.	We want to be at least that. We’d like to be better than that, but we’d like to be at least that.

Q.	Okay, thanks.

A.	Alright, I should mention that on the pension side, if there is some interest I know there is a lot of what ifs and a lot of background information that might be helpful to people on the pension side. If there is, why don’t you feed that into Randy, and we will be glad to set up another phone call in the next week or so just to provide some additional background on the pension side, both on the return side and how we manage our pension fund as well as on the liability side. If that is of interest to people, let Randy know, and we will set that up. Okay.

Our next question comes from Wendy Needham with CS First Boston, please go ahead.

Q.	Yeah, good morning.

A.	Good morning, Wendy.

On one balance sheet question. The accrued expense line went up by $2.3 billion first and second quarter.

That such as you might.

Q.	Pardon me.

A.	This is your objection vice verbally in house Wendy. Okay.

Q.	And then, he talked about almost everything, but how about option accounting? You have any thoughts on that?

Our reviews on top of all 50,000 people that have already given a view on that piece. — Yeah, yeah. — Yeah, our view is pretty clear I mean it’s very important for us this whole issue of corporate accounting and credibility be restored to where it was. We really have to get it. That’s the most important objective for us to have the business community seen again and where they have to be in the light of what’s happen recently. So how do you restore that, and obviously there are a number of things that are working through Washington, and we are prepared to support a number of things to do just that. On the issue of option accounting, we have been releasing the data for the last several years. It’s in our annual report. Last year the net income impact would be about $200 million, it’s about $.38 cent as of last year, so the numbers have been out there for sometime Wendy. And we are looking at it obviously for a number of reasons, in fact, but I think frankly we are going to see what happens in Washington we don’t have a plan to do it today, but we are looking at it very hard.

Q.	So you are just waiting to see if we are going to be required to.

A.	No, I think as you know as well as I do, there are a lot of issues pro and con in this issue I mean there are a lot of emotions around on this particular issue, but big issues about how do you value it, how you change the impact of fluctuations in future valuation and those are not clear. And I think you know as well. We like to think that transparency is a very important objective that we are working very hard on, so we want to be out there and be as transparent as we can. Not clear to me just how this becomes a help to us, but at the same time, it’s a big issue and it’s most importantly, I think it’s the sole issue of how do we will restore our confidence in the business community, and from our standpoint that’s the objective we have to achieve.

Q.	Thank you.

Our next question comes from Michael Brunelstein with Prudential Securities, please go ahead.

Q.	Good morning, guys!

A.	Hey, Mike.

Q.	I guess I won’t ask you any more pension questions. Okay.

A.	You are welcome to it.

Q.	[INAUDIBLE] volume that drives that [INAUDIBLE] per unit. How many units is that?

A.	The daily rental was particular, I mean there are other free fall units normal. Our total daily rental volume for the year is still going to be below what it was last year. Last year I think it was about 600. I don’t have the numbers for...

6031 track to about 560. 560 for the year [INAUDIBLE].

Give us a minute we will check it out. Do you another question, Mike?

Q.	Would you consider the second quarter production to be like a normal 2Q level given and inventory building and if you compared it to like 2000 and 1999.

A.	Normal in this climate is never taken for granted so I think, but we didn’t do any excess inventory building up or down, so I think we are really matching pretty much the sales, and in most cases we are building everything we could. So it was not an unnatural quarter, I think it was a very normal quarter from that standpoint.

Q.	So maybe can I slip in a pension question then. So has the asset based changed substantially in the last year or so?

A.	It’s only for the change in the market. Obviously, there’s some ups and downs it’s about seventy less than seventy now, but only for changes in market value.

Has the liability changed is that what you mean?

Or the mix of after face within — oh, have we changed our portfolio? Part of the most recent decision no surprise to anybody it’s a back up a bit of US equities. Not totally, but just a few percentage points.

The answer on your daily rental volume was 176,000 units in Q 2.

Yes, we do about 560 for the year.

Well, we are on track.

First quarter was very low I think, some come back in the second quarter. Third and fourth quarters I think will be normal. They are all seasonable. Every quarter is different on daily rental, but it will be more standard I would think. —First quarter is down by 100,000 units. The second quarter was pretty much in line of where we were a year ago, and third quarter will be up slightly and then the fourth quarter is pretty flat right now.

Q.	Second quarter daily rental volume is line with a year ago?

A.	Well, we were up total fleet was up I just looking at total fleet is a percentage of deliveries where about 20 percent if you look at the absolute volume we are up about

20,000 units on daily rent and then down on the commercial side as was the industry. It’s about 20,000 even.

Q.	Thank you very much.

A.	You’re welcome.

One moment, please for your next question. We will now take Andrea Newman with Jenner, Glensworth Wasserstein, please go ahead.

Q.	Hi, good morning.

A.	Good morning.

Q.	I guess the question would be if you look at your calendar outlook for this year. It looks like you might be assuming last July I guess July is kind of in line with the first six months. The last five months of the year are quite of turning down a little bit I guess. What’s driving that conservatism?

A.	Well, there always a seasonable aspect about the profitability and about the volume, but from an overall industry standpoint, we’re looking for the first half, the second half of the U.S. industry looks a lot like the first half, there is always typically, from a profit standpoint, second quarter is the most significant. Third quarter is down because production is down typically with shutdown, and the fourth quarter is somewhere in the middle. So we don’t see that to be a lot different this year.

Q.	But from a volume standpoint you are looking for the last five months to look similar to the first seven I guess.

A.	Yeah, the industry to market our expectation is for the second half of this year to look a lot like the first half overall.

Q.	Okay. Then the lease thing is that a conservative effort to back off that a little bit?

A.	Well, we made a conservative effort last year, so we backed off quite a bit. In selective areas, we are back on little bit, but not as much as we had been. But only selective areas where we think it is good business.

Q.	Okay. Thank you.

We will now take a question from [INAUDIBLE] please go ahead.

Q.	Morning!

A.	Morning, Ron.

Q.	I have a few questions. First of all, the new carrying value on Fiat am I correct in assuming that’s what you would expect the ultimate valuation to be?

A.	No, I think it will be a view in the third quarter as to what we think the carrying value should be for the investment we made, and no more no less than that.

A.	Okay. So does this have any implications at all on what your view is on the valuation for the whole year.

A.	That’s how people read that, but our intent to be as direct as we can be in terms of the carrying valuation, so that’s our intent here. But people certainly will read that into an overall valuation. That’s not what we are trying to do. We are not trying to send a signal on valuation.

Q.	Okay. And I do have two pension questions. [INAUDIBLE]

A.	We obviously have an incentive to get our pension fund fully funded, to get this issue off the table, to reduce our pension expense as quickly as we can. There’s no question about that.

Q.	And are you expecting that that could be accomplished through internal sources exclusively?

A.	Well, we want to get off to a good start this year. I think there’ll be a number of sources, but we’re not planning to do anything other than internal sources.

Q.	Okay.

A.	I know the deal we did this year, we don’t plan to, we don’t have another one of those in our horizon.

Q.	Okay. Can I also ask you on the PBO and the discount rate that you’re using, might you have to change that given some of the developments on the, I guess where corporate bond yields have been going?

A.	But we look at it every year. So we looked at it last year. We looked at the return. We thought ten was consistent with the returns we’ve been getting for some time. Based on the overall portfolio, not just U.S. equities, and we thought it was reasonable. We’re going to take another look at it. Obviously, you know, it’s wonderful to have some additional input as we look at that.

Q.	How about the discount rate for calculating the liability?

A.	We’ll look at that as well. We’re down to seven and a quarter, I think.

You have seven and a quarter. I mean, there’s been some downward pressure on rates. Again, we’ll have to take a look at it at the end of the year and look at then prevailing rates. But we took just a fresh look at it. You look it up Moody’s Double A — Loan Bond Index, it’s down about a little less than ten basis points from where it was at year end. So we looked at a Salomon Smith Barney pension yield, the relevant rates there. And also about ten basis point down so a little bit of downward pressure, not obvious it would require a change, but we’ll take a look at it year end as we always do.

Q.	How big an impact would that have?

A.	On what exactly?

Q.	On the PBO.

A.	On the PBO, a rule of thumb is 25 basis points would shift the obligation, the liability about 1.75 billion. So if the rate were up 25 basis points, our funding status would improve by 1.75 billion.

Right.

The discount rate went down. It would go the other way. It would deteriorate by 1.75 billion. That’s a good rule of thumb.

Q.	Great. Thank you very much.

At this time, we would like to take questions from the press or media. So if you do have a question for the press or media, please press the one followed by the four at this time. One moment please. We would now take Joe Miller with the Detroit News. Please go ahead.

Q.	Morning.

A.	Hi Joe.

Q.	Now, if I understand this right, GM is expecting to take a special charge in the third quarter to write down the Fiat investment?

A.	That’s correct.

Q.	Okay. And would that be subtracted from GM Europe reported net earnings like you did with Isuzu? The one point?

A.	Yes, it’s not in them, but the charge is not in there. So that I assume it would show up with Europe. I have not really thought about it yet.

Q.	Okay. And is it possible that that charge would wipe out the 80 cents a share that you expect to make in the third quarter?

A.	It would be beyond that. We’re not the 80 cents or the 90 cents before Hughes is excluding the charge on the Fiat.

Q.	Okay. Thank you.

Our next question will come from Mike Ellis with Reuters.

Q.	Hi John.

A.	Mike, how are you?

Q.	Very good. How are you?

A.	Good.

Q.	I just wanted to double check. So in response to your question, it sounds like you not discounting the possibility of writing down the entire Fiat stake?

A.	Yeah. It’s too early, Mike, to really give you a number. We have to go through the review and that’s what we’re going to do. So. And let us finish that and as soon as we have something to tell you, we’ll lay it out there.

Q.	But in the least you could say it’s not, it’s a possibility that the entire thing’s agreeable?

A.	I use the brake light. I just don’t know yet.

Q.	Okay. And secondly, I just want to double check in response to the asset sales from Europe and the GMAC dividend, both of those are individually could be more than a billion dollars?

A.	The GMAC dividend will not be. The asset sales we said was in that neighborhood. They’re not necessarily in Europe. We have some specific things in mind we’re not ready to talk about, but they’re not necessarily Europe.

Q.	Okay. Okay, you peaked my interest there.

A.	We’ll tell you as soon as we can.

Q.	That’s all for now. Thank you.

A.	All right.

Our next question comes from Peter Eves with thestreet.com.

Q.	Good morning, guys.

A.	Peter.

Q.	On the GMAC dividend festival, my question is: Have you dual demand, you think you’ll be able to upstream from GMAC, say within the last year, and has that been construed in any way by demands of rating agencies and is it going to be on the 500 million, just to some ballpark figure there, please?

A.	No, we haven’t put a figure out, Peter, so it’s true in order to do that. We’ve been working the last several years to make sure that the GMAC balance sheet is strong and well capitalized. We think it is. We haven’t taken the dividend for the last couple years. So if we did it this year, this will be the first year in a lot.

Q.	Has it been constrained in any way by the rating agencies at all?

A.	Well, the rating agencies, I think we’ve worked with them in terms of what’s an acceptable capital level for a finance company. And, you know, it’s our business, but they certainly provide a lot of input.

Q.	Okay. And on the credit losses, sorry about the interference on this line, can you get the actual numbers for that, please?

A.	We asked Bill, he already gave you what he has.

The provision for credit losses in the second quarter was $466 million?

Q.	Uh-huh.

A.	Which was up from $275 million a year ago.

Q.	Really.

A.	But I should point out that it is actually was down from the first quarter. In the first quarter of it, the provision for credit losses was 486 million. So what you see is, you know, clearly, we’ve kind a taken a much more conservative approach in terms of provisioning.

Q.	What is in that charge off number if you have one?

A.	What’s that?

Q.	Charge off number?

A.	A what?

Q.	Charge off losses?

A.	Um, I don’t have them with me.

Q.	Well, finally. Have you ever given a number for what percentage of sales or units sold has been done as a result of highly incentivised initiatives? Zero percent financing or rebates or anything like that? And has that gone up, meaning if you can just count the actual numbers, can you give me an idea of whether or not that share has traded up or down over the last year? 18 months? Whatever?

A.	Well, it’s more a —

you’re talking —

it’s more a marketing—

is that the GMAC share you’re looking for, their share of business?

Q.	Yeah, I guess so.

And that would be one way of doing it.

But I mean particularly tied to the highly incentivised stock, not just a general run of the mill financing that you’ve always done.

A.	Well, if you look at last year it would be percentage of units that we financed was about 50%

Q.	All right.

A.	Up from historically it’s been in the, you know, 40, 40% or below range and the reason it’s up is because of like zero percent finance programs.

Is the number of factors in there. So, but that’s certainly a major one but it’s not just that.

Okay.

Q.	That’s all. Thank you.

A.	Sure.

Our next question comes from Allison Fitzgerald with Bloomberg News. One moment please.

Q.	Hello.

A.	Hey Alice.

Q.	Oh, hi Joe and how are you?

A.	Good.

Q.	I would seriously note the Hughes sale with the decline in the share price, does that affect the expected 4.2 billion that you want to get out of hues at the end of the year?

A.	Well, obviously, you know, if the market goes down to some level, which could impact it, we still expect to get that number right now.

Q.	Okay. And a blast from the past, are you planning to infuse any more money into Isuzu?

A.	You mean equity? No, we’ve been very clear. We don’t have any more equity directions implications there, but obviously they’re looking at the restructuring or trying to help as much as we can and don’t have anything more to tell you on Isuzu until they get a little further down the road.

Q.	Okay. Thank you. That’s all.

Our next question comes from Jeffrey McCracken with Detroit Free Press. Please go ahead.

Q.	Mr. Devine, you’ve got a number of plants that are in kind of launch mode right now. Can you discuss at all the impact that’s had on your numbers for the first half of the year and what you’ll think it’ll do to the numbers for the second half of the year?

A.	Yeah, I think Jeff and Ray Young and Paul Ballew, they may have some additional color. I think we had a lot of plants in launch. I think it’s a real credit to the organization. The launches are going well from everything I can see. The major change was on the trucks. The big trucks. But we had Cavaliers that we really had a number of our plants being impacted by launches and right now it looks very good. We shut the company down for vacation in early part of the month I think you should know. That was planned. The plants are all back to work. The launches are looking pretty good and I think it’s a real credit to the organization. They do it very well, and consistently, and I think we’re back running strong. It doesn’t have a major impact yet. We’d hoped that these launches are going to again reinforce our product position. So I think they’re going to see more product. The face lift on the Cavalier, for example, I think is going to be a very nice change, have a significant market impact more than it might look on a piece of paper. And I think the truck change will freshen the truck lines. I think those changes will help a great deal. But there’s not a big impact in the second quarter.

Q.	Couple number of questions. Did you or do you release what your marketing costs look like as a percentage?

A.	No, the number that we’ve released is business net pricing.

Q.	Okay.

A.	Comprehends both pricing up and down including incentives. And that’s negative 1.9. That’s putting — That’s higher than the NASDAQ.

Q.	And then finally, you sold in the second quarter in the U.S. about 574,000 cars and about 750,000 trucks. Do you have prices or like what the average price is on for the cars and the average price on the trucks?

A.	We can get that to you our, our ATP has been right around $26,000 in total. We’ll pull down car and truck for you.

Q.	Appreciate it.

A.	The average transaction price.

Q.	Right. Right. The BA, you went over that on the 11th a little bit.

A.	That’s correct. We’ll pull it down for you and send it to you, Jeff.

Q.	Thanks.

All right. Our next question comes from Joe Miller with the Detroit News. Please go ahead.

Q.	Hi guys, just one more question. On the revenue per vehicle, what was that number for the first half?

A.	For the average of the six months, about 19,003.

Q.	Now it’s up $200 from the year before?

Yeah, that’s, that’s without daily rent an average [INAUDIBLE]

Q.	Okay. And it sounded like with the introduction of the new GMT 800s, you expect that number to actually increase during the second half of the year?

A.	Yeah, we don’t forecast it terribly well, but we expect some improvement.

Q.	Okay. So for the calendar year it’ll likely be over 19,003?

A.	Well, we’ll take it, you won’t have to guess Joe, we’ll show it to you on a quarterly basis.

Q.	Okay. Thank you.

Is there any additional questions from the media, please press the one followed by the four at this time. One moment please. We’ve got Mike Ellis again from Reuters.

One moment please. One moment please. Mike Ellis, please go ahead.

Q.	Hello. Can you hear me?

A.	Yeah, Mike, go ahead.

Q.	Yeah. The net pricing, down 1.9%, that’s for the second quarter, is that right?

A.	That the second quarter.

Q.	Is that just U.S.?

A.	That’s U.S.

Q.	And would you know —

A.	— North America.

North America, I’m sorry.

Q.	Okay. And would you expect a similar amount of group order?

A.	We’re reluctant to forecast it. We’re not very good at it. We’ll have to see. And for competitive reasons, frankly we don’t want to do it. But we’ll see.

Q.	But with the zero percent financing being back, I mean, that perception out there, that it’s quite an expensive program, can you comment on that a bit?

A.	All I think it’s some areas it is and some areas that isn’t. I think for us it’s been a very effective program. We like it. That’s why we did it.

Q.	Okay. And so what impact does that usually have on net pricing when you had zero percent?

A.	Well, I think the, what you have to do is look at the overall North American results.

Q.	Yeah.

A.	And that’s the focus.

Q.	So if you increase your revs and —

A.	Yeah.

Q.	And your price points, then —

A.	Frankly, it’s worked for us in the past. We expect it to work for us now.

Q.	Okay. Thank you.

A.	All right.

One moment please.

Operator.

That concludes our question and answer session. Please continue.

All right. Thank you everyone. Appreciate your input. If you have any additional calls, let us know. Thanks again.

Ladies and gentlemen, that does concludes the conference call for today. You may all disconnect and thank you for participating.

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